EXHIBIT 99.4
AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.
On February 25, 2009, we reported on the consolidated balance sheets of Agrium Inc. (the “Corporation”) as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2008 which are included in the Annual Report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles” for each of the years in the three-year period ended December 31, 2008 also included in the Form 40-F. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
February 25, 2009

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006
(millions of U.S. dollars, except per share amounts)
Agrium Inc. (the “Company”) follows generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The following information should be read in conjunction with the Company’s 2008 audited consolidated financial statements prepared in accordance with Canadian GAAP.

Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	For the year ended December 31,

	2008	2007	2006

Net earnings, Canadian GAAP	1,322	441	33

Adjustments, net of tax

Stock-based compensation (a)	(4)	(3)	—

Stripping costs (b)	1	(4)	—

Start up costs (c)	4	(4)	—

Inventory and purchase commitment write-down (d)	(64)	—	—

Other	(15)	(4)	9

Net earnings, U.S. GAAP	1,244	426	42

Earnings per common share, U.S. GAAP

Basic	7.89	3.17	0.32

Diluted	7.84	3.14	0.32

Reconciliation of comprehensive income under Canadian GAAP to U.S. GAAP	For the year ended December 31,

	2008	2007	2006

Net earnings, U.S. GAAP	1,244	426	42

Adjustments

Cash flow hedges, net of tax (e)	(14)	19	(24)

Foreign currency translation	(234)	49	(1)

Funded status of defined benefit plans, net of tax (f)	(7)	17	—

Other	(4)	—	—

Comprehensive income, U.S. GAAP	985	511	17

Cumulative effect of adjustments from Canadian GAAP to U. S. GAAP on	As at December 31,
shareholders’ equity	2008	2007

Shareholders’ equity, Canadian GAAP	4,110	3,088

Adjustments, net of tax

Stock-based compensation (a)	(7)	(3)

Stripping costs (b)	(3)	(4)

Start up costs (c)	—	(4)

Inventory and purchase commitment write-down (d)	(64)	—

Funded status of defined benefit plans (f)	(40)	(33)

Cumulative translation adjustment — employee future benefits	2	(6)

Other	(28)	(9)

Shareholders’ equity, U.S. GAAP	3,970	3,029

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006
(millions of U.S. dollars, except per share amounts)
Description of significant differences:
a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Company estimates the fair value of liabilities for employee stock-based compensation plan awards using a trinomial option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

b)	U.S. GAAP requires recognition of stripping costs directly as a component of the cost of inventory produced each period. Under Canadian GAAP, the Company capitalizes and amortizes stripping costs.

c)	Certain qualifying expenditures incurred during the pre-operating period, prior to commencing commercial production, are deferred and amortized under Canadian GAAP. U.S. GAAP requires expensing of these costs as incurred.

d)	U.S. GAAP requires inventories to be carried at the lower of cost and market. Market is defined as current replacement cost, subject to a minimum of net realizable value less a normal profit margin, and a maximum of net realizable value. Under Canadian GAAP the amount of an inventory write-down may differ from U.S. GAAP because Canadian GAAP requires inventories to be carried at the lower of cost and net realizable value without consideration of minimum or maximum values.

e)	U.S. GAAP requires that gains or losses on hedges of firm commitments to purchase a non-financial asset should remain in accumulated other comprehensive income until the asset acquired affects earnings. The Company has adopted a policy choice under Canadian GAAP to include such gains or losses in the initial measurement of the cost of the asset.

f)	U.S. GAAP requires recognition of the funded status of pension and other post-retirement defined benefit plans on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.

g)	Joint ventures — Under U.S. GAAP, interests in a joint venture where the venturer does not own more than 50% of the common shares are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures would be proportionately consolidated. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.

h)	U.S. GAAP uses a more-likely-than-not threshold to determine recognition of uncertain tax positions. Canadian GAAP does not have a similar standard. U.S. GAAP also provides guidance that differs from Canadian requirements for classification, interest and penalties, and disclosure.

i)	Reclassifications of certain items recorded under Canadian GAAP would be required under U.S. GAAP. The resulting presentation differences outlined below do not affect U.S. GAAP net earnings.
i.	Stock-based compensation expense — During the year, the Company included in other expenses stock-based compensation (recovery) expense of $(19)-million (2007 — $118-million; 2006 — $30-million).

Allocation of stock-based compensation under U.S. GAAP	For the year ended December 31,

	2008	2007	2006

Stock-based compensation expense
Cost of product	(1)	8	1
Selling	(1)	4	1
General and administrative	(17)	106	28

Total stock-based compensation expense	(19)	118	30

Curtailment gain
Cost of product	—	9	—
Selling	—	1	—

Total curtailment gain	—	10	—

ii.	Transaction costs — The Company recorded $12 million (2007 — $20-million) as at December 31, 2008 in transaction costs relating to financing costs as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP, such costs are presented as non-current assets.

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006
(millions of U.S. dollars, except per share amounts)

1.	ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Pronouncements
On January 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. The standard does not require any new fair value measurements. FAS 157 defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and provides guidance on how to measure fair value by providing a fair value hierarchy to classify the source of fair value information. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company’s financial instruments measured at fair value on a recurring basis are derivative contracts measured using information classified as Level 2.
Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, became effective on January 1, 2008. FAS 159 provides the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. As of December 31, 2008, the Company had not elected the fair value option.
Recent Accounting Pronouncements Not Yet Adopted
FAS 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under FAS 133, and a tabular disclosure of the effects of such instruments and related hedged items on financial position, financial performance, and cash flows. FAS 161 is effective beginning January 1, 2009. The Company expects that adoption of FAS 161 will not have a material impact on the consolidated financial statements.
FASB Staff Position 157-2, Effective Date of FASB Statement No. 157, delays the effective date of FAS 157 to January 1, 2009 for the Company for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company expects that adoption of the delayed items of FAS 157 will not have a material impact on the consolidated financial statements.
FAS 141R, Business Combinations, which replaces FAS 141, requires changes to accounting for acquisitions including changes in the way assets and liabilities are recognized in purchase price allocations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. FAS 141R is effective for the Company beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date. The impact of FAS 141R will depend on the nature of acquisitions completed after adoption.
FAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, changes the accounting and reporting for minority interests. FAS 160 is effective for the Company on January 1, 2009 and will apply prospectively, except for presentation and disclosure requirements which will apply retrospectively. Under FAS 160, the Company will reclassify noncontrolling interest on the balance sheet from liabilities to shareholders’ equity. Otherwise the impact of adoption of FAS 160 will depend on the nature of acquisitions completed after adoption.

2.	BUSINESS ACQUISITION
The following unaudited pro forma information is required under U.S. GAAP but is optional under Canadian GAAP. It does not purport to be indicative of the results that would have been obtained if the acquisition had occurred on the date indicated or of the results that may be obtained in the future.

Unaudited Pro forma Consolidated Summary Results of Operations, U.S. GAAP	Years Ending
(prepared as if the acquisition of UAP Holding Corp. had occurred at the beginning of each year)	December 31,

	2008	2007

Net sales	11,621	8,666

Net earnings	1,331	502

Earnings per share

- Basic	8.44	3.19

- Diluted	8.39	3.17

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006
(millions of U.S. dollars, except per share amounts)

3.	INCOME TAXES
At December 31, 2008, the Company had approximately $97-million of unrecognized tax benefits that, if recognized, would favourably affect the Company’s effective tax rate in future periods. No material changes to the balance of unrecognized tax benefits are anticipated during the next twelve months. The Company’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the above amount of unrecognized tax benefits at December 31, 2008 is interest of $40-million ($32-million at December 31, 2007). Under U.S. GAAP, unrecognized tax benefits would be classified as long-term liabilities as opposed to future income tax liabilities.

Unrecognized tax benefits	2008	2007

Opening balance	77	69

Additions based on tax positions related to the current year	12	5

Additions for tax positions of prior years	9	13

Reductions for tax positions of prior years	(1)	—

Settlements	—	—

Lapse of statute of limitations	—	(10)

Closing balance	97	77

The Company and its subsidiaries are subject to federal, regional and local taxation in Canada, U.S., Argentina and in other jurisdictions in which the Company operates. The Company has substantially concluded Canadian income tax matters to taxation year 1999, U.S. income tax matters to taxation year 2003 and Argentine income tax matters to taxation year 2000.

4.	PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Defined benefit pension and post-retirement benefit plan amounts recognized in OCI	Years Ending December 31,

	2008	2007

Net actuarial gains	(9)	12

Reduction of actuarial losses on curtailment	—	3

Amortization of unrecognized net actuarial losses	2	3

Amortization of unrecognized net past service cost	—	(1)

Total of amounts recognized in OCI	(7)	17

Amounts in AOCI not yet recognized as components of net periodic benefit cost	As at December 31,

	2008	2007	2006

Net actuarial loss	(41)	(34)	(52)

Net prior service credit	1	1	2

Total unrecognized amounts reported in AOCI	(40)	(33)	(50)

The expected amortization of net actuarial loss and prior service cost in 2009 for the Company’s defined benefit pension and other post-retirement benefit plans is $3-million and nil, respectively. The Company does not expect that plan assets will be returned to the employer in 2009.
The accumulated benefit obligation at December 31, 2008 is $160-million (December 31, 2007 — $176-million).

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Years Ended December 31, 2008, 2007 and 2006
(millions of U.S. dollars, except per share amounts)

5.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

			Pension and
	Foreign currency		other post-
	translation	Fair value of	retirement
Accumulated other comprehensive income — U.S. GAAP	adjustment	derivatives	benefit plans	Total

CTA, December 31, 2006 (Canadian GAAP)	9	—	—	9

Adjustment to apply FAS 158	—	—	(50)	(50)

Unrealized gains on derivative instruments	—	5	—	5

Realized gains on derivative instruments included in inventory	—	1	—	1

AOCI, December 31, 2006, U.S. GAAP	9	6	(50)	(35)

AOCI, December 31, 2007, Canadian GAAP	64	24	—	88

Change in funded status, defined benefit plan	(6)	—	(33)	(39)

AOCI, December 31, 2007, U.S. GAAP	58	24	(33)	49

AOCI, December 31, 2008, Canadian GAAP	(178)	6	—	(172)

Change in funded status, defined benefit plan	2	—	(40)	(38)

AOCI, December 31, 2008, U.S. GAAP	(176)	6	(40)	(210)